SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No. )

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☒	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

THE TOPPS COMPANY, INC.

(Name of Registrant as Specified in Its Charter)

CRESCENDO PARTNERS II L.P., SERIES Y
CRESCENDO INVESTMENTS II, LLC
CRESCENDO PARTNERS III, L.P.
CRESCENDO INVESTMENTS III, LLC
CRESCENDO ADVISORS LLC
ERIC ROSENFELD
ARNAUD AJDLER
THE COMMITTEE TO ENHANCE TOPPS

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials:

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount previously paid:

(2)	Form, Schedule or Registration Statement No.:

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(4)	Date Filed:

SPECIAL MEETING OF STOCKHOLDERS
OF
THE TOPPS COMPANY, INC.
_________________________

SUPPLEMENT DATED AUGUST 16, 2007 TO THE PROXY STATEMENT
OF
THE COMMITTEE TO ENHANCE TOPPS DATED MAY 21, 2007
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

GENERAL INFORMATION

The Committee to Enhance Topps (the “Committee” or “we”) is mailing this supplement to you in connection with the postponement of the special meeting of stockholders (the “Special Meeting”) of The Topps Company, Inc., a Delaware corporation (“Topps” or the “Company”). On June 14, 2007, the Company was enjoined by the Delaware Court of Chancery (the “Delaware Court”) from holding the Special Meeting until the Company makes corrective disclosures relating to certain material omissions and other materially misleading statements in the proxy statement filed by the Company on May 21, 2007 (the “Company Proxy Statement”). The Special Meeting was initially called for June 28, 2007 to vote on the pending merger (the “Proposed Eisner Merger”) between Topps and affiliates of The Tornante Company LLC (“Tornante”) and Madison Dearborn Partners, LLC (“Madison Dearborn”, and together with Tornante, the “Eisner Acquisition Entities”).

The Company filed a supplement to the Company Proxy Statement (the “Company Proxy Supplement”) on August 1, 2007. The Special Meeting has been rescheduled to be held on Thursday, August 30, 2007, at 2:00 PM local time at the Company’s offices located at One Whitehall Street, New York, New York. Please note that the record date for determining stockholders entitled to vote at the Special Meeting has changed. Accordingly, only holders of record as of the new record date, August 10, 2007, will be entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof. This supplement is dated August 16, 2007, and is first being mailed to stockholders of the Company on or about August 16, 2007. See “The Special Meeting.”

The Committee continues to oppose the Proposed Eisner Merger and the merger agreement entered into with the Eisner Acquisition Entities (the “Eisner Merger Agreement”), not only because the Company’s original proxy statement contained material omissions and materially misleading statements, which are discussed in more detail below, but also for the following reasons:

•	The $9.75 Merger Consideration is Inadequate;

•	A Better Alternative Exists for Maximizing Stockholder Value; and

•	The Process that Led to the Signing of the Eisner Merger Agreement was Flawed.

SUPPLEMENTAL PROXY INFORMATION

Except as specifically modified or supplemented by the information contained in this supplement, all information set forth in the Committee’s proxy statement dated May 21, 2007 (the “Committee Proxy Statement”) remains applicable.

Overview of the Delaware Litigation Proceeding

Nine class action lawsuits have been filed in connection with the Proposed Eisner Merger. In each of these class action lawsuits, the Company and certain of its directors have been named as defendants. The director defendants include the seven Topps directors who approved the Proposed Eisner Merger; Arthur T. Shorin, Allan A. Feder, Stephen D. Greenberg, Dr. Ann Kirschner, David M. Mauer, Jack H. Nusbaum and Richard Tarlow. Four of the lawsuits were filed in New York and have since been consolidated into one action. Five of the lawsuits were filed in Delaware and have also since been consolidated.

On June 4, 2007, The Upper Deck Company (“Upper Deck”) and Northwood Investors LLC (“Northwood”, and together with Upper Deck, the “UD Entities”), filed a lawsuit in the Delaware Court against the Company, the seven directors named above, Tornante, funds affiliated with Madison Dearborn, Tornante-MDP Joe Holding LLC (the “Parent”) and Tornante-MDP Joe Acquisition Corp. (the “Merger Sub”) (the “Complaint”). The Complaint has been consolidated with In re The Topps Company Shareholder Litigation, C.A. No. 2786 -VCS, litigation initiated by stockholders of the Company unrelated to the UD Entities (the “Stockholder Plaintiffs”) (the “Action”). In the Complaint, the UD Entities asserted, among other things, that: (i) the Company and the director defendants breached the confidentiality agreement, dated March 19, 2007, between Upper Deck and the Company (the “Confidentiality Agreement”) that was entered into during the “go-shop” period under the Eisner Merger Agreement; (ii) the Company and the director defendants fraudulently induced Upper Deck into entering into the Confidentiality Agreement; (iii) the seven director defendants breached their fiduciary duties to the stockholders of the Company; and (iv) the Eisner Acquisition Entities aided and abetted the director defendants in the breach of their fiduciary duties to the stockholders of the Company.

In the Complaint, the UD Entities sought relief from the Delaware Court, including an injunction preventing (i) the defendants, including the Company, from enforcing the standstill provisions of the Confidentiality Agreement that prohibit Upper Deck from, among other things, directly or indirectly engaging in a tender offer to acquire stock of the Company or the solicitation of proxies from the Company’s stockholders in order to vote against approval of the Eisner Merger Agreement; and (ii) the Company from holding its special meeting of stockholders for the purpose of voting on the Proposed Eisner Merger until such time as Upper Deck is released from its standstill obligations under the Confidentiality Agreement.

In the Action, the UD Entities contended that the scheduled vote on the Proposed Eisner Merger would be tainted by the Company’s failure to disclose material facts about the process that led to the Proposed Eisner Merger and about the Company’s subsequent dealings with the UD Entities. A preliminary injunction hearing was held before the Delaware Court on June 11, 2007 with respect to the consolidated Delaware action and the lawsuit brought by the UD Entities. In a decision rendered on June 14, 2007 on the motion for a preliminary injunction (the “Opinion”), the Delaware Court granted a preliminary injunction in favor of the Delaware plaintiffs, including the UD Entities, enjoining Topps from proceeding with the stockholder vote on the Eisner Merger Agreement until (i) “the Topps board discloses several material facts not contained in the corporation’s “Proxy Statement,” including facts regarding Eisner’s assurances that he would retain existing management after the Merger” and (ii) Upper Deck is released from its standstill obligations under the Confidentiality Agreement so that it may (A) publicly comment on its negotiations with the Company and its version of relevant events and (B) make an all shares, non-coercive tender offer of $10.75 cash or more per share, on conditions as to financing and antitrust matters no less favorable to the Company than those contained in Upper Deck’s indication of interest to acquire Topps that it most recently submitted to the Company on or before June 14, 2007.

On June 18, 2007, the Delaware Court entered its order (the “Order”) with respect to the Action. By virtue of the order, Upper Deck has been released from its standstill obligations under its Confidentiality Agreement so that it may make an all cash tender offer to acquire Topps for $10.75 per share and communicate with Topps’ stockholders.

The Order, in pertinent part, enjoins the Company from convening a meeting of the Company’s stockholders to vote on the Proposed Eisner Merger until the Company supplements the Company Proxy Statement with corrective disclosures of certain material omissions and materially misleading statements.

In addition, in the Order, the UD Entities were granted a waiver releasing them from the standstill obligations under the Confidentiality Agreement, which allows the UD Entities to:

•	make an all-shares, non-coercive tender offer of $10.75 (or more) in cash per share on conditions as to financing and antitrust no less favorable to the Company than those submitted by the UD Entities to the Company on or before June 14, 2007;

•	file the necessary filings with the Federal Trade Commission to obtain Hart Scott Rodino approval of the proposed transaction; and

•	communicate to the Company’s stockholders about the UD Entities’ version of relevant events.

The Delaware Court Concludes the Company Proxy Statement is Misleading to Stockholders

Over the past several months, the Committee has highlighted several examples of “half-truths” and misleading disclosure made by the Company in the Company Proxy Statement and the Company’s public filings and statements. Many of the same concerns are echoed by the Delaware Court in its Opinion. The Delaware Court states in its Opinion that the Stockholder Plaintiffs “have shown a likelihood of success on their claim that the [Company] Proxy Statement is materially misleading in its current form.” The Committee believes that the Company’s materially misleading proxy materials have misinformed the Company’s stockholders in an effort by the Company to garner support for the Proposed Eisner Merger. The Delaware Court even states that the description in the Company Proxy Statement of the series of events surrounding the signing of the Eisner Merger Agreement “tells a one-sided story” and “omits” several facts.

The Committee believes that the director defendants shut out Messrs. Ajdler, Brog and Jones from the sale process and formed the so-called “Executive Committee” so that they could proceed to disclose their one-sided version of the events in the Company Proxy Statement in an unimpeded manner. The Executive Committee consists of five incumbent directors, including Messrs. Shorin, Greenberg, Feder, Mauer and Nusbaum. According to the Delaware Court, Messrs. Greenberg, Feder and Mauer “all were close to Shorin...the other non-management director was Jack Nusbaum, who served not only as director but as lead outside counsel for Topps, through his law firm Wilkie [sic] Farr & Gallagher.”

The Company’s Own Proxy Supplement Speaks for Itself

The Company Proxy Supplement acknowledges the information which the Company failed to disclose to you in the Company’s original proxy materials. The Company Proxy Supplement reads as follows:

The corrective disclosures that the Delaware Court required that Topps make include, among others: (i) that assurances were given by “Eisner,” whom the Delaware Court defined as Tornante and Madison Dearborn, that Topps’ senior management would likely keep their positions; (ii) that there is no evidence that the January 25, 2007 moderate case discounted cash flow (or DCF) analysis was no longer reliable; that this analysis was not shared with any bidders; and that there is no evidence that this analysis was intended as anything other than a good-faith attempt at a valuation of the Company; (iii) that the initial proxy statement is materially misleading by failing to disclose Mr. Shorin’s statement in July 2006 that Topps was not interested in a sale of the Company “at this time” as a “quick fix,” which was a potentially bid-deterring statement to the market; and (iv) facts bearing on Upper Deck’s credibility as a bidder, including: (A) that Upper Deck had sent Topps an expression of interest before the go-shop period under the existing merger agreement; (B) that Upper Deck’s initial April 12, 2007 bid was not subject to a financing contingency; (C) that Upper Deck’s proposal contained a strong “hell or high water” antitrust provision; (D) that Upper Deck had provided to Topps an opinion from what the Delaware Court described as a reputable antitrust expert that there was no material antitrust risk associated with an acquisition of Topps by Upper Deck; (E) that Topps was the winning party in the leading antitrust cases that Upper Deck would cite; (F) that Upper Deck could not commence its antitrust regulatory process because of the standstill provision in its confidentiality agreement with Topps; and (G) that the standstill provision did not allow Upper Deck to commence a tender offer for Topps shares or to respond to any statements made by Topps concerning Upper Deck.

Ask Yourself Whom You Should Trust

In light of the Opinion, the Committee asks the Company’s stockholders to consider whom they should trust to represent their best interests; (a) the so-called “Executive Committee” led by Mr. Shorin, who filed a proxy statement with material omissions and materially misleading statements and who seeks to tell you that a sale of the Company at $9.75 to the Eisner Acquisition Entities is in your best interests (a sale, we note, that perpetuates Mr. Shorin’s son-in-law in office) or (b) the expelled directors whose sole interest as stockholders is seeking the highest price possible for the Company. We think that the answer is clear.

A Closer Examination of the Company’s Material Omissions and Materially Misleading Statements

Let us examine certain of the statements in the Company Proxy Statement found by the Delaware Court to be either “material omissions” or “materially misleading”:

(i) “The [Company] Proxy Statement is Materially Misleading for Failing to Discuss the Advice Given to the Board About Valuation on January 25”

In the Committee Proxy Statement, the Committee highlighted several shortcomings in the Lehman Brothers Inc. (“Lehman Brothers”) fairness analysis and questioned the use of certain adjusted financial projections (the “Adjusted Case Projections”) which are less favorable than the Management Case projections and only appeared for the first time on January 25, 2007, after the $9.75 price had already been agreed to in principle. Before that time, the Topps Board had seen and worked only with the Management Case projections.

In its Opinion, the Delaware Court highlighted several dubious changes that Lehman made to its assumptions between the January 25th presentation and the March 1st presentation, which resulted in further driving down the value range of the Company. In its January 25th presentation, Lehman calculated a value range of $9.67 to $10.66 per share for the Adjusted Case. In the March 1st presentation, Lehman calculated a value range of $8.76 to $10.16 per share for the Adjusted Case. In its January 25th presentation, Lehman calculated a value range of $10.64 to $12.99 per share for the Management Case. In the March 1st presentation, Lehman calculated a value range of $10.31 to $12.57 per share for the Management Case.

Examples of Lehman’s assumption changes between January 25th and March 1st include:

•	Cost of Capital increased from 11-12% with regard to the Adjusted Case DCF in the January 25 presentation to 11.5-13.5% in the March 1 presentation, driving down the value range.

•	On January 25, Lehman used an exit multiple range of 9.0 to 10.0, while on March 1, Lehman used a range of 8.5 to 10.0, again driving down the resulting value range.

Describing one of these changes, the Opinion states, “At oral argument, counsel for Topps explained another change that Lehman made that is, if true, difficult to fathom as the product of rational thinking.” The Delaware Court was not satisfied that Lehman’s subjective analytical changes, which made the Proposed Eisner Merger appear more attractive, were adequately explained in the Company Proxy Statement, noting that “candidly, the defendants have not made any confidence-inspiring explanations for Lehman’s analytical changes.”

(ii) “The [Company] Proxy Statement is Materially Misleading by Failing to Disclose Shorin’s Potentially Bid-deterring Statements to the Market”

In the Committee Proxy Statement, the Committee highlighted the following statement of Arthur Shorin from a letter to the Company’s stockholders dated July 24, 2006 and expressed its belief that it was disingenuous for the Company to state on the one hand that soliciting bids for the sale of the Company was not in the Company’s best interest, while on the same day negotiating a proposed sale behind closed doors with the Eisner Acquisition Entities:

“We are committed to completing the turnaround of the Company by following through on our strategic plan. We are convinced that attempting a “quick fix” sale of the Company at this time will lead to a poor result -- inadequate offers, a harmful waste of time and a disrupted Topps organization -- when a focus on operations is needed most.”

The following excerpt from the Opinion reinforces the Committee’s concerns with Mr. Shorin’s potentially bid-deterring statement:

“As noted, however, the Proxy Statement fails to disclose that on July 24, 2006, after having received two unsolicited offers and after having preliminary discussions with Eisner, Shorin, in connection with the second proxy contest, wrote a letter informing the market that a “quick fix” sale of Topps was not in the interests of Topps’s stockholders and would not be considered by the Topps’s board -- i.e., that Topps was not for sale. The plaintiffs contend that although Topps may secretly have been willing to entertain unsolicited bids, Shorin discouraged bids by making that statement. They say that a reasonable Topps stockholder should therefore be reminded of that, given the spin Topps is putting on events. I agree, and find that the Proxy Statement is materially misleading by failing to disclose Shorin’s potentially bid-deterring statements to the market. Under Delaware law, when directors undertake to tell a story they must do it in a non-misleading manner.”

(iii) “The [Company] Proxy Statement Creates a Misleading Impression that Topps Managers Have Been Given No Assurances About Their Future by Eisner”

The Committee believes that the Executive Committee prefers a deal that will allow the Company’s current managers to continue in their positions. The Company Proxy Statement discloses that before the signing of the Eisner Merger Agreement “no discussions regarding post-merger employment arrangements took place.” According to the Delaware Court, however, “that is true only in a misleadingly literal sense.” The Company Proxy Statement failed to disclose that Eisner’s first indication of interest and subsequent proposal stated that the Proposed Eisner Merger was “’designed to’ retain ‘substantially all of [Topps’s] existing senior management and key employees.’” The Company Proxy Statement also failed to disclose a conference call between Eisner and senior Topps executives, the purpose of which was for Eisner to personally reiterate assurances about management’s likely future that Eisner had previously conveyed to Allan Feder. “The [Company] Proxy Statement should have disclosed these facts” according to the Opinion.

Is the Topps Board Committed to Getting the Highest Possible Price for its Stockholders?

The Topps Board continues to tell you that it is committed to obtaining the best possible outcome for the Company’s stockholders. Here is what the Delaware Court has to say:

According to the Delaware Court:

“Although Shorin and the other defendants claim that they truly desire to get the highest value and want nothing more than to get a topping bid from Upper Deck that they can accept, their behavior belies those protestations. In reaching that conclusion, I rely not only on the defendants’ apparent failure to undertake diligent good faith efforts at bargaining with Upper Deck, I also rely on the misrepresentations of fact about Upper Deck’s offer that are contained in Topps’s public statements.”

Recent Developments

In light of the Delaware Court Opinion, the Topps Board (i) authorized the Company to release Upper Deck from its standstill obligations under the Confidentiality Agreement so that it may communicate with Topps’ stockholders and make a tender offer in accordance with the Delaware Court’s decision and (ii) postponed the special meeting of stockholders called for the purpose of voting on the Proposed Eisner Merger until such time that the meeting could be called in compliance with the Delaware Court’s decision, so that Topps stockholders would have an opportunity to evaluate the transactions contemplated by the existing merger agreement in light of both the additional disclosure and any competing offer from Upper Deck.

On June 25, 2007, Upper Deck filed a Tender Offer Statement on Schedule TO with the SEC, in which it commenced its offer to purchase all outstanding shares of Topps common stock for $10.75 per share in cash, subject to a number of conditions set forth in the Schedule TO (the “UD Tender Offer”).

On July 9, 2007, the Company filed its Solicitation/Recommendation Statement on Schedule 14D-9 relating to the UD Tender Offer (the “Company Recommendation Statement”). In the Company Recommendation Statement, the Topps Board states that it has determined that the UD Tender Offer is not in the best interests of the Company’s stockholders and recommends that the Company’s stockholders (i) reject the UD Tender Offer and (ii) vote for the approval and the adoption of the Proposed Eisner Merger at the Special Meeting.

On July 19, 2007, Upper Deck announced that it has withdrawn its notification submitted to the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”) in connection with the UD Tender Offer. Upper Deck originally filed its HSR notification on July 2, 2007. Upper Deck re-filed its HSR notification on July 19, 2007 and the applicable waiting period under the HSR Act will expire at 11:59 pm ET on August 3, 2007, unless this period is earlier terminated or extended.

On July 23, 2007, Upper Deck announced that it is extending the UD Tender Offer until 12:00 midnight, New York City time, on Friday, August 10, 2007

On August 1, 2007, the Company filed the Company Proxy Supplement containing corrective disclosure, as required per the Order of the Delaware Court. In the Company Proxy Supplement, the Topps Board (other than Messrs. Ajdler, Brog and Jones) has recommended that stockholders vote for the approval and adoption of the Proposed Eisner Merger.

At 11:59 p.m. on August 3, 2007, the waiting period under the HSR Act with respect to the UD Tender Offer expired and was not extended by a request for additional information or documentary material.

On August 10, 2007, Upper Deck announced that it is extending the UD Tender Offer until 12:00 midnight, New York City time, on August 29, 2007.

Reasons to Defeat the Proposed Eisner Merger

The Committee continues to oppose the Proposed Eisner Merger and the Eisner Merger Agreement because we believe that:

•	the $9.75 per share Merger consideration to be paid to the Company’s stockholders in the Proposed Eisner Merger is inadequate and does not fully reflect the Company’s intrinsic value;

•	a better alternative exists for maximizing stockholder value, including replacing members of the existing Topps Board with highly-qualified nominees dedicated to maximizing stockholder value, conducting a modified “Dutch Auction” tender offer for between $10.00 and $10.50 per share and focusing on improving the operations of the Company; and

•	the process that led to the signing of the Eisner Merger Agreement was flawed in that the Topps Board did not shop the Company prior to signing the Merger Agreement and thus failed to maximize the competitive dynamics of a sale transaction that would have garnered the highest price possible for the Company.

(i)	The $9.75 Merger Consideration is Inadequate

•	Only a 3% premium to the average closing price of the Shares for the 20 trading days preceding the announcement of the Merger Agreement.

•	Topps’ Shares have been trading at prices substantially higher than $9.75, closing as high as $10.61 on July 2, 2007.

(ii)	A Better Alternative Exists for Maximizing Stockholder Value

•	Engage in value-enhancing activities similar to ones likely to be taken by Eisner Acquisition Entities.

•	Conduct a modified “Dutch Auction” tender offer for approximately 28% of the Company's outstanding Shares between $10 and $10.50.

•	Focus on improving the Company’s operational performance and replace existing management.

By focusing on value-enhancing changes, the Committee believes that Topps’ shares could be worth an enterprise value (net of debt) between $16 and $18 per share in two years1, not taking into account an M&A premium that could yield a higher valuation.

Sean P. McGowan, an analyst at Wedbush Morgan Securities who Forbes recently ranked #1 in the Leisure Equipment & Products industry in its 2007 Best Analysts-Earnings Estimators survey, stated the following in a Research Note dated June 19, 2007 regarding a scenario in which the Committee’s director nominees are elected to the Topps Board:

“We believe that this scenario might actually have been the one that could realize the most value over time, because we believe the company’s fortunes continue to improve and that better management could, over a period of 18-24 months, have produced value well in excess of $15 per share.”

(iii)	The Process that Led to the Signing of the Eisner Merger Agreement was Flawed

•	The Company did not undertake a full competitive sale process in an era of unprecedented liquidity and private equity M&A activity.

•	The Topps Board unjustifiably shut out the objecting directors from the process.

•	The so-called “Executive Committee” of the Topps Board is rife with conflicts of interest that may have tainted the sale process.

The Special Meeting

DATE, TIME AND PLACE

The special meeting has been rescheduled to be held at the Company’s offices located at One Whitehall Street, New York, New York, on August 30, 2007, at 2:00 P.M. (local time).

NEW RECORD DATE

Only holders of shares of Topps common stock as of the close of business (5:00 p.m., Eastern time) on August 10, 2007, the new record date determined by the Topps Board as the date for determining the stockholders of the Company entitled to vote at the Special Meeting (the “New Record Date”), will be entitled to receive notice of and to vote at the Special Meeting.

[1]	Range of enterprise value assumes a forward-looking EV/EBITDA multiple in the 9.0x to 10.0x range to the projected 2010 EBITDA of approximately $51.2 million, a repurchase of $110 million of shares at a price of $10.25 and the utilization of free cash flows to repay debt incurred to finance the repurchase.

The record date initially established by the Topps Board as the date for determining the stockholders of the Company entitled to notice of and to vote at the special meeting has been changed from the initial record date of May 10, 2007. Accordingly, only holders of record as of the New Record Date will be entitled to notice of and to vote at the special meeting and any adjournments or postponements thereof.

VOTING AND REVOCATION OF PROXIES

All proxy cards solicited, procured or received by the Committee before the date of this supplement are null and void, and will not be counted in determining any vote of the Topps stockholders regarding the Proposed Eisner Merger. Therefore, if you completed, signed and returned your GOLD proxy card prior to August 2, 2007, that proxy card, vote or proxy (as the case may be) will not be counted and you will need to complete, sign and return another GOLD proxy card.

Shares represented by properly executed GOLD proxy cards will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted AGAINST the proposed Merger and AGAINST the proposal to approve any motion to adjourn or postpone the Special Meeting to permit the further solicitation of proxies to establish a quorum or to obtain additional votes in favor of Proposal 1 at the Special Meeting, and, in the discretion of the persons named as proxies, on all other matters as may properly come before the Special Meeting.

QUORUM

In order to conduct any business at the Special Meeting, a quorum must be present in person or represented by valid proxies. A quorum consists of a majority of the Shares issued and outstanding on the New Record Date. All Shares that are voted “FOR”, “AGAINST” or “ABSTAIN” on any matter will count for purposes of establishing a quorum and will be treated as Shares entitled to vote at the Special Meeting (the “Votes Present”).

VOTES REQUIRED FOR APPROVAL

Approval of the Proposed Eisner Merger and Eisner Merger Agreement and the proposal to approve any motion to adjourn or postpone the Special Meeting to permit the further solicitation of proxies to establish a quorum or to obtain additional votes in favor of Proposal 1 at the Special Meeting require the affirmative vote of a majority of Shares outstanding on the New Record Date. Stockholders may cast their votes by marking the ballot at the meeting or by specific voting instructions sent with a signed proxy to either the Committee in care of D.F. King & Co., Inc. at the address set forth on the back cover of this Proxy Statement or to the Company at One Whitehall, New York, New York 10004, or any other address provided by the Company.

ABSTENTIONS

Abstentions will count as Votes Present for the purpose of determining whether a quorum is present. Abstentions will not be counted as votes cast on any proposal set forth in this Supplement. Accordingly, the Committee believes that abstentions will have the legal effect of a vote “AGAINST” the Proposed Eisner Merger and Eisner Merger Agreement and the proposal to approve any motion to adjourn or postpone the Special Meeting to permit the further solicitation of proxies to establish a quorum or to obtain additional votes in favor of Proposal 1 at the Special Meeting.

BROKER NON-VOTES

Shares held in street name that are present by proxy will be considered as Votes Present for purposes of determining whether a quorum is present. With regard to certain proposals, the holder of record of Shares held in street name is permitted to vote as it determines, in its discretion, in the absence of direction from the beneficial holder of the Shares.

The term “broker non-vote” refers to shares held in street name that are not voted with respect to a particular matter, generally because the beneficial owner did not give any instructions to the broker as to how to vote such shares on that matter and the broker is not permitted under applicable rules to vote such shares in its discretion because of the subject matter of the proposal, but whose shares are present on at least one matter. Such shares shall be counted as Votes Present for the purpose of determining whether a quorum is present, if voting instructions are given by the beneficial owner as to at least one of the matters to be voted on. Broker non-votes will not be counted as votes cast with respect to matters as to which the record holder has expressly not voted. Accordingly, the Committee believes that broker non-votes will have the effect of a vote “AGAINST” the Proposed Eisner Merger and Eisner Merger Agreement and no effect on the proposal to approve any motion to adjourn or postpone the Special Meeting to permit the further solicitation of proxies to establish a quorum or to obtain additional votes in favor of Proposal 1 at the Special Meeting.

REVOCATION OF PROXIES

Stockholders of Topps may revoke their proxies at any time prior to exercise by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the Committee in care of D.F. King & Co., Inc. at the address set forth on the back cover of this Supplement or to Topps at One Whitehall Street, New York, New York 10004, or any other address provided by Topps. Although a revocation is effective if delivered to Topps, the Committee requests that either the original or photostatic copies of all revocations be mailed to the Committee in care of D.F. King & Co., Inc. at the address set forth on the back cover of this Supplement so that the Committee will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the New Record Date of a majority of the outstanding Shares. Additionally, D.F. King & Co., Inc. may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies against the Company’s proposals in connection with the Proposed Eisner Merger.

DISSENTERS’ RIGHT OF APPRAISAL

Under the General Corporation Law of the State of Delaware, stockholders who do not vote in favor of adopting the Merger Agreement will have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the proposed Merger is completed, but only if they submit a written demand for an appraisal before the vote on the adoption of the Merger Agreement and only if they comply with the Delaware law procedures, as more fully explained in the Company Proxy Statement. This appraisal amount could be more than, the same as, or less than the amount a stockholder would be entitled to receive under the merger agreement.

IF YOU WISH TO VOTE AGAINST THE COMPANY’S PROPOSALS IN CONNECTION WITH THE MERGER, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

OTHER PARTICIPANT INFORMATION

Each member of the Committee is a participant in this solicitation. Eric Rosenfeld is the Managing Member of Crescendo Investments II, LLC (“Crescendo Investments II”), which in turn is the general partner of Crescendo Partners II, L.P., Series Y (“Crescendo Partners II”). Mr. Rosenfeld is also the Managing Member of Crescendo Investments III, LLC (“Crescendo Investments III”), which in turn is the general partner of Crescendo Partners III, L.P. (“Crescendo Partners III”). The principal occupation of Mr. Rosenfeld is serving as the managing member of each of Crescendo Investments II and Crescendo Investments III and the managing member of the general partner of each of Crescendo Partners II and Crescendo Partners III. The principal business of Crescendo Investments II is acting as the general partner of Crescendo Partners II. The principal business of Crescendo Investments III is acting as the general partner of Crescendo Partners III. The principal business of Crescendo Partners II is investing in securities. The principal business of Crescendo Partners III is investing in securities. The principal business of Crescendo Advisors LLC (“Crescendo Advisors”) is investing in securities. The principal business address of Mr. Rosenfeld, Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III and Crescendo Advisors is 10 East 53rd Street, 35th Floor, New York, New York 10022.

The principal business address of Arnaud Ajdler is c/o Crescendo Partners, L.P., 10 East 53rd Street, 35th Floor, New York, New York 10022.

As of August 15, 2007, Crescendo Partners II beneficially owned 2,568,200 Shares of the Company. As the general partner of Crescendo Partners II, Crescendo Investments II may be deemed to beneficially own the 2,568,200 Shares of the Company beneficially owned by Crescendo Partners II. As of August 15, 2007, Crescendo Partners III beneficially owned 126,500 Shares of the Company. As the general partner of Crescendo Partners III, Crescendo Investments III may be deemed to beneficially own the 126,500 Shares of the Company beneficially owned by Crescendo Partners III. As of August 15, 2007, Crescendo Advisors beneficially owned 100 Shares of the Company. Eric Rosenfeld may be deemed to beneficially own 2,694,900 Shares of the Company, consisting of 100 Shares held by Eric Rosenfeld and Lisa Rosenfeld JTWROS, 2,568,200 Shares Mr. Rosenfeld may be deemed to beneficially own by virtue of his position as managing member of Crescendo Investments II, 126,500 Shares Mr. Rosenfeld may be deemed to beneficially own by virtue of his position as managing member of Crescendo Investments III and 100 Shares Mr. Rosenfeld may be deemed to beneficially own by virtue of his position as managing member of Crescendo Advisors.

As of August 15, 2007, Arnaud Ajdler beneficially owned 2,301 Shares of the Company.

On March 6, 2007, the members of the Committee entered into a Joint Filing and Solicitation Agreement in which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company.

On May 31, 2007, the members of the Committee entered into a Joint Filing and Solicitation Agreement with Timothy E. Brog, John J. Jones, Michael Appel, Jeffrey D. Dunn, Charles C. Huggins, Thomas E. Hyland, Thomas B. McGrath and Michael R. Rowe in connection with a proxy solicitation for the election of director nominees at the 2007 annual meeting of stockholders of Topps. None of Messrs. Brog, Jones, Appel, Dunn, Huggins, Hyland, McGrath or Rowe is a participant in the proxy solicitation in opposition to the Proposed Eisner Merger.

On August 6, 2007, the Joint Filing and Solicitation Agreement was amended to include Crescendo Partners III and Crescendo Investments III as parties thereto.

The Committee reserves the right to retain one or more financial advisors and proxy solicitors, who may be considered participants in a solicitation under Regulation 14A of the Exchange Act.

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many Shares you own, please give the Committee your proxy AGAINST the Company’s Merger proposals by taking three steps:

•	SIGNING the enclosed GOLD proxy card,

•	DATING the enclosed GOLD proxy card, and

•	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your Shares. The Committee urges you to confirm in writing your instructions to the Committee in care of D.F. King & Co., Inc. at the address provided below so that the Committee will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or require any additional information concerning this Proxy Statement, please contact D.F. King & Co., Inc. at the address set forth below.

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005

Call Toll-Free: l-800-628-8532
Banks and Brokerage Firms Call Collect: 212-269-5550

GOLD PROXY
THE TOPPS COMPANY, INC.

SPECIAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE COMMITTEE TO ENHANCE TOPPS

THE BOARD OF DIRECTORS OF THE TOPPS COMPANY, INC.
IS NOT SOLICITING THIS PROXY

P   R   O   X   Y

The undersigned appoints Eric Rosenfeld and Arnaud Ajdler, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of The Topps Company, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the Special Meeting of Stockholders of the Company rescheduled to be held at the Company’s offices at One Whitehall Street, New York, New York on August 30, 2007 at 2:00 P.M. (local time), and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Special Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in their discretion with respect to any other matters as may properly come before the Special Meeting that are unknown to The Committee to Enhance Topps a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED AGAINST PROPOSALS 1 AND 2.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Special Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

THE COMMITTEE RECOMMENDS THAT YOU VOTE AGAINST ITEMS 1 AND 2.

☒ Please mark vote as in this example

1.	The approval of the Agreement and Plan of Merger, dated as of March 5, 2007, with Tornante-MDP Joe Holding LLC and Tornante-MDP Joe Acquisition Corp, which are entities owned by Michael D. Eisner and Madison Dearborn Partners, LLC.

FOR ☐	AGAINST ☐	ABSTAIN ☐

The Committee recommends a vote “AGAINST” Proposal 1.

2.	The Company’s proposal to approve any motion to adjourn or postpone the Special Meeting to another time and place, if necessary, to permit the further solicitation of proxies to establish a quorum or to obtain additional votes in favor of Proposal 1.

FOR ☐	AGAINST ☐	ABSTAIN ☐

The Committee recommends a vote “AGAINST” Proposal 2.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING.

DATED: _____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.